UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING AND/OR
REGISTRATION UNDER SECTION 12(b) OF THE
SECURITIES EXCHANGE ACT OF 1934

                                                                                                                                          Commission File Number      001-09159

Norsk Hydro ASA
New York Stock Exchange
__________________________________________________________________________________________
(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

Drammensveien 264, Vækerø
N-0240 Oslo
Norway
+47 22 53 81 00
__________________________________________________________________________________________
(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)

Ordinary shares of NOK 1.098 each and
American depositary shares representing them
__________________________________________________________________________________________
(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐	17 CFR 240.12d2-2(a)(1)

☐	17 CFR 240.12d2-2(a)(2)

☐	17 CFR 240.12d2-2(a)(3)

☐	17 CFR 240.12d2-2(a)(4)

☐	Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.

☒
Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, Norsk Hydro ASA certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

November 13, 2007	By: /s/ John Ove Ottestad	Executive Vice President and Chief Financial Officer
Date	Name: John Ove Ottestad	Title